Form ATS-N filing for ATS-4 (MS POOL)

Part Number	Item Number	Question	Answer
Part II	Item 2a	Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS? If yes, name and describe each **type of Affiliate** that enters or directs the entry of orders and trading interest into the ATS (e.g. broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	Yes. MS&Co has affiliates, including investment advisers, investment companies, U.S. broker-dealers, foreign broker dealers or equivalent entities, non broker-dealers, and bank regulated entities. Any such affiliate can enter an order in ATS-4, either for that affiliate's own account or as agent or riskless principal on behalf of the affiliate's client(s). Such orders are classified either as agency or principal on the books and records of the Broker-Dealer Operator, as described in the response to Part III, Item 7(a) and subject to the priority rules described in response to Part III, Items 7(a) and 11(a) and the counter-party selection/opt-out processes described in response to Part II, Item 3. Since the effective date of the initial Form ATS-N for ATS-4, the following affiliates have executed orders in ATS-4: - Morgan Stanley Canada Limited (foreign) - Morgan Stanley Capital Products LLC (non BD) - Morgan Stanley Capital Services LLC (non BD) - Morgan Stanley & Co. International plc (foreign) - Morgan Stanley Europe SE (foreign) - Morgan Stanley Smith Barney LLC (MPID: MSSB) - Morgan Stanley Strategic Investments, Inc (non BD) - Morgan Stanley Latam LLC~~Uruguay Ltda.~~ (non BD~~foreign~~) - Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (foreign) - Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (foreign)

Part Number	Item Number	Question	Answer
			- Caieiras Fundo De Investimento Multimercado – Investmento No Exterior (non BD) - Morgan Stanley France S.A. (foreign) - Morgan Stanley Fixed Income Ventures Inc. (non BD) - Morgan Stanley Bank, N.A. (non BD) - Morgan Stanley Hedge Co. Ltd (non BD) With the exception of Morgan Stanley Smith Barney LLC, the affiliates listed above are either non broker-dealers (notated with "non BD") or foreign-broker dealers (notated with "foreign") and as such do not have their own MPID. As indicated, the above is a list of affiliates that have historically executed orders in ATS-4. The Broker-Dealer Operator will update this list to add any affiliate that subsequently executes orders in ATS-4 and to remove any entity that ceases to be an affiliate of the Broker-Dealer Operator.